1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com +1 (202) 261-3313 Direct +1 (202) 261-3016 Fax

February 22, 2010

Via EDGAR

Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PennantPark Investment Corp. (the “Fund”)
Post-Effective Amendment No. 3 to the Registration Statement on Form N-2
File No. 333-150033

Dear Mr. Sandoe:

Thank you for your comments, which we received by telephone conference with you on February 18, 2010, regarding Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (Registration No. 333-150033) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2009. We describe below the changes to Post-Effective Amendment No. 4 (“Amendment 4”) to the Registration Statement that the Fund filed on February 22, 2010, which were made in response to your comments. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. The page references that we refer to in our responses are to Amendment 4. We will also provide you with courtesy copies of Amendment No. 4 as filed and marked with the changes from Post-Effective Amendment No. 3 to the Registration Statement.

Risk Factors—Risks Related to Our Investments—page 22

1. Comment: In the discussion of risks associated with investments made outside the United States under the caption “Risk Factors — Risks Related to Our Investments — Our investments in foreign debt securities may involve significant risks in addition to the risks inherent in U.S. investments,” please clarify that any such non-U.S. investments will be included in the 30% basket for investments not made in eligible portfolio companies.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Christian T. Sandoe, Esq. February 22, 2010 Page 2

Response: As requested, the Company has modified its discussion of non-U.S investments under the subject caption on page 26 to state:

Our investment strategy contemplates potential investments in securities of companies located outside of the United States to the extent permitted under the 1940 Act.

Use of Proceeds—page 31

2. Comment. Under the caption “Use of Proceeds” and elsewhere in the registration statement, please update the disclosure to December 31, 2009.

As requested, we have amended the disclosure of our outstanding indebtedness to December 31, 2009 and have updated all of the financial and other information in the prospectus to reflect information as of December 31, 2009.

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If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Investment Corporation